Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2006

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s Press Releases, dated May 10, 2006, about AEGON’s Embedded Value disclosure as well as the Embedded Value 2005 Report, dated May 10, 2006 are included as appendices and incorporated herein by reference. The Embedded Value 2005 Report, as included in the appendices, reflects some minor adjustments to the Embedded Value 2005 Report as first published on May 10, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2006	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel